March 24, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street NE
Mail Stop 7010
Washington, D.C.  20549-7010
Attn:  H. Roger Schwall, Division of Corporation Finance

Re:	Energy XXI Gulf Coast, Inc.
Amendment No. 3 to Registration Statement on Form S-4
File No. 333-163968
Filed March 15, 2010

Dear Mr. Schwall:

In a telephone conference with counsel to Energy XXI Gulf Coast, Inc., a Delaware corporation (the “Company”), the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) requested that the Company propose revised disclosure with respect to the Company’s Amendment No. 3 to Registration Statement on Form S-4 filed March 15, 2010, File No. 333-163968 (the “Registration Statement”).  The response below has been prepared and is being provided by the Company, which has authorized us to respond to the Staff’s comment on its behalf.

The Staff asked the Company to propose a revision to the disclosure provided on page 26 of the Registration Statement under the caption, “Description of the New Notes — Brief Description of the New Notes and the Guarantees — Principal, Maturity and Interest”, in order to clarify that the Company will not issue more than $370,812,136 aggregate principal amount of the Company’s 16% Second Lien Junior Secured Notes due 2014.

The Company proposes to revise such disclosure as follows:

“The Company will issue the new Notes with an initial maximum aggregate principal amount of up to $370.8 million (including up to $32.2 million of PIK Notes, if any, that may be issued as PIK Payments).  ~~In addition,~~ The Company ~~will~~ may later issue any such additional Indebtedness, if any, in partial payment of interest on the new Notes, by either increasing the outstanding principal amount of the new Notes or by issuing additional PIK Notes.”

Vinson & Elkins LLP Attorneys at Law Abu Dhabi Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Shanghai Tokyo Washington	First City Tower, 1001 Fannin Street, Suite 2500 Houston, TX 77002-6760 Tel 713.758.2222 Fax 713.758.2346 www.velaw.com

Upon receipt of the Staff’s approval of the revised disclosure set forth above, the Company will undertake to include such revised disclosure in any prospectus filed pursuant to Rule 424 of Regulation C of the Securities Exchange Act, as amended, with respect to the Registration Statement.

Please direct any questions that you have with respect to the foregoing or with respect to the Registration Statement to Mark Kelly at (713) 758-4592 or Ryan Tarkington at (713) 758-2871.

Very truly yours,

/s/ Vinson & Elkins LLP

Cc:	David West Griffin, Energy XXI (Bermuda) Limited